Exhibit 99.1

Sinovac Biotech Ltd. Schedules 2007 Annual Meeting of Shareholders
Monday August 11, 8:00 am ET

BEIJING, Aug. 11 /Xinhua-PRNewswire/ -- Sinovac Biotech Ltd. (Amex: SVA - News), a vaccine-focused biotech company in China, announced today that it will hold its 2007 Annual Meeting of Shareholders on Thursday, September 4, 2008 at 9:00 a.m. Beijing Time. The meeting will be held concurrently at No. 39 Shangdi Xi Road, Haidian District, Beijing, PRC and at No. 6 Temple Street, St. John's, Antigua. All shareholders of record as of August 1, 2008 will be eligible to vote and are invited to attend.

Sinovac Biotech Ltd.'s 2007 Annual Report, notice of annual general meeting and proxy statement are available on the investors section of the Company's website http://www.sinovac.com ..

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's commercialized vaccines include Healive® (hepatitis A), Bilive® (combined hepatitis A and B), Anflu® (influenza) and Panflu(TM) (H5N1). Sinovac is currently developing Universal Pandemic Influenza vaccine and Japanese encephalitis vaccine. Additional information about Sinovac is available on its website, http://www.sinovac.com .. To be added to our distribution list, please email: info@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

     Helen G. Yang

      Sinovac Biotech Ltd.
      Tel:   +86-10-8289-9871
      Fax:   +86-10-6296-6910
      Email: info@sinovac.com

     Investors:
      Stephanie Carrington
      The Ruth Group
      Tel:   +1-646-536-7017
      Email: scarrington@theruthgroup.com

     Media:
      Janine McCargo
      The Ruth Group
      Tel:   +1-646-536-7033
      Email: jmccargo@theruthgroup.com